KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated October 23, 2025, with respect to the financial statements of BNY Mellon Small Cap Multi-Strategy Fund and BNY Mellon International Fund, each a series of the BNY Mellon Funds Trust, as of August 31, 2025, incorporated herein by reference and to the references to our firm under the headings “Fund Details – Independent Registered Public Accounting Firm” and “Financial Statements and Experts” in the Prospectus/Proxy Statement and heading “Representations and Warranties” within Exhibit A to the Prospectus/Proxy Statement.

KPMG LLP

New York, New York
August 27, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.